CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA EDGAR	April 12, 2017

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:

CNL Strategic Capital, LLC
Amendment No. 1 to

Draft Registration Statement on Form S-1
Submitted February 17, 2017
Response to Staff inquiries made by telephonic conversations on April 5, 2017

Dear Ms. Daniels and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the "Company"), set forth below is the response of the Company to inquiries made by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by telephonic conversations in connection with the Company's Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement"), which was submitted on February 17, 2017 to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012.

In response to the Staff's telephonic inquiries on April 5, 2017 regarding the Company's status as a "special situation investment company," the Company proposes to revise the disclosure beginning on page 14 of the prospectus under the section "Prospectus Summary—Are there any Investment Company Act of 1940 considerations?" as set forth on Exhibit A hereto and the disclosure beginning on page 25 of the prospectus under the section "Risk Factors—Risks Related to Our Organization and Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act" as set forth on Exhibit B hereto.

1

CLIFFORD CHANCE US LLP

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

April 12, 2017

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:

CNL Strategic Capital, LLC

Kirk A. Montgomery

Clifford Chance US LLP

Jay L. Bernstein

Larry P. Medvinsky

Clifford R. Cone

2

Exhibit A

Q:	Are there any Investment Company Act of 1940 considerations?

A:	We ~~intend to conduct our operations directly and~~ are organized as a holding company that conducts its business primarily through its wholly- ~~or~~and majority-owned subsidiaries~~,~~ . We intend to conduct our operations so that the ~~company~~Company and each of its subsidiaries do not fall within, or are excluded from~~,~~ the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” Excluded from the term “investment securities,” among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to conduct ~~our~~ operations so that ~~the company is not required to register as~~on an ~~investment company. We are organized as a holding company that conducts our business primarily through our wholly- and majority-owned subsidiaries. We intend to conduct operations so that~~unconsolidated basis we and most of our subsidiaries will comply with the 40% test and no more than 40% of the total assets of those subsidiaries will consist of investment securities ~~(exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We intend to monitor our holdings on an ongoing basis and in connection with each of our acquisitions and underlying business of our wholly- and majority-owned subsidiaries to determine compliance with this test.~~. We expect that most, if not all, of our wholly- and majority-owned subsidiaries will fall outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or ~~relying~~rely on an exception or exemption from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly- or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries ~~and intend to be integrally involved with their businesses. Through the Manager and the Sub-Manager, we intend to add value where appropriate by offering management teams sophisticated financial and strategic advice while respecting their operating autonomy. We~~. We intend to monitor our holdings on an ongoing basis and in connection with each of our business acquisitions to determine compliance with the 40% test. In addition, we intend, through the Manager and the Sub-Manager, to be engaged with the acquired businesses in several areas, including (i) strategic direction and planning, (ii) supporting add-on acquisitions and exposing senior management to new business contacts, (iii) balance sheet management, (iv) capital markets strategies, and (v) optimization of working capital. We also intend to monitor the critical success factors of our business operations on a daily/weekly basis and intend to meet monthly with senior management of our wholly- or majority-owned subsidiaries in an operating committee environment to discuss the respective companies’ strategic, financial and operating performance. ~~Through the Manager and the Sub-Manager, we will manage the holdings and businesses of our wholly- or majority-owned subsidiaries and assist senior management in the following areas: (i) strategic direction and planning, (ii) introductions to acquisition opportunities and new business contacts, (iii) follow-on growth and acquisition capital, (iv) capital market strategies and execution and (v) optimization of working capital. We believe that the Manager’s and the Sub-Manager’s proactive assistance to our businesses will protect our assets and will create attractive risk-adjusted returns for our shareholders.~~

The determination of whether an entity is our majority-owned subsidiary is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

Additionally, we also intend to conduct operations so that we are not treated as a “special situation investment company” as such term has been interpreted by the SEC and by courts in judicial proceedings under the Investment Company Act. Although not defined in the Investment Company Act, in the proposing release to Rule 3a-1 of the Investment Company Act, the SEC stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.” The types of companies that have been characterized by the SEC in SEC releases, the SEC staff or by courts in judicial proceedings under the Investment Company Act as “special situation investment companies” are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of securities in companies, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions after a short-term holding period at a profit once the acquired shares increase in value. Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere. We intend to monitor our business activities, including our acquisitions and divestments, on an ongoing basis to avoid being deemed a special situation investment company.

A change in the value of our assets could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exclusion from registration under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to acquire businesses with an intention of disposing of them on a short-term basis. In addition, we may in other circumstances be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. ~~In addition, we~~We also may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.

 Exhibit B

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

     We ~~intend to conduct our operations directly and~~ are organized as a holding company that conducts its business primarily through its wholly- ~~or~~and majority-owned subsidiaries~~,~~ . We intend to conduct our operations so that the ~~company~~Company and each of its subsidiaries do not fall within, or are excluded from the definition of an “investment company” under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” Excluded from the term “investment securities,” among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

     We intend to conduct ~~our~~ operations so that ~~the company is not required to register as~~on an ~~investment company. We are organized as a holding company that conducts our business primarily through our wholly- and majority-owned subsidiaries. We intend to conduct operations so that~~unconsolidated basis we and most of our subsidiaries will comply with the 40% test and no more than 40% of the total assets of those subsidiaries will consist of investment securities ~~(exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We intend to monitor our holdings on an ongoing basis and in connection with each of our acquisitions and underlying business of our wholly- and majority-owned subsidiaries to determine compliance with this test.~~. We expect that most, if not all, of our wholly- and majority-owned subsidiaries will fall outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or ~~relying~~rely on an exception or exemption from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly- or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries ~~and intend to be integrally involved with their businesses. Through the Manager and the Sub-Manager, we intend to add value where appropriate by offering management teams sophisticated financial and strategic advice while respecting their operating autonomy. We~~. We intend to monitor our holdings on an ongoing basis and in connection with each of our business acquisitions to determine compliance with the 40% test. In addition, we intend, through the Manager and the Sub-Manager, to be engaged with the acquired businesses in several areas, including (i) strategic direction and planning, (ii) supporting add-on acquisitions and exposing senior management to new business contacts, (iii) balance sheet management, (iv) capital markets strategies, and (v) optimization of working capital. We also intend to monitor the critical success factors of our business operations on a daily/weekly basis and intend to meet monthly with senior management of our wholly- or majority-owned subsidiaries in an operating committee environment to discuss the respective companies’ strategic, financial and operating performance. ~~Through the Manager and the Sub-Manager, we intend to manage the holdings and businesses of our wholly- or majority-owned subsidiaries and assist senior management in the following areas: (i) strategic direction and planning, (ii) introductions to acquisition opportunities and new business contacts, (iii) follow-on growth and acquisition capital, (iv) capital market strategies and execution and (v) optimization of working capital. We believe that the Manager’s and the Sub-Manager’s proactive assistance to our businesses will protect our assets and will create attractive risk-adjusted returns for our shareholders.~~

     The determination of whether an entity is our majority-owned subsidiary is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

     Additionally, we also intend to conduct operations so that we are not treated as a “special situation investment company” as such term has been interpreted by the SEC and by courts in judicial proceedings under the Investment Company Act. Although not defined in the Investment Company Act, in the proposing release to Rule 3a-1 of the Investment Company Act, the SEC stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.” The types of companies that have been characterized by the SEC in SEC releases, the SEC staff or by courts in judicial proceedings under the Investment Company Act as “special situation investment companies” are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of securities in companies, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions after a short-term holding period at a profit once the acquired shares increase in value. Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere. We intend to monitor our business activities, including our acquisitions and divestments, on an ongoing basis to avoid being deemed a special situation investment company.

     A change in the value of our assets could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exclusion from registration under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to acquire businesses with an intention of disposing of them on a short-term basis. In addition, we may in other circumstances be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. ~~In addition, we~~We also may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

     If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

     If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.